Via FedEx and EDGAR

January 10, 2012

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Curtiss-Wright Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 1-00134

Dear Mr. O’Brien:

We are responding to your comment letter dated December 20, 2011 to Martin R. Benante, Chief Executive Officer of Curtiss-Wright Corporation relating to the above document.

For ease of response, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations, page 33

1.       Please tell us whether the reported backlog includes any amounts on government contracts that have not been funded. If applicable, please quantify these amounts in future filings and provide a full definition of amounts included in backlog. Quantified disclosure would also be appropriate if material amounts of previously reported backlog were ultimately cancelled to provide investors with pertinent information regarding the variability and reliability of this data.

Response

We acknowledge the Staff’s comments. Curtiss-Wright is a subcontractor to prime contractors for the vast majority of our government business; as such our backlog is substantially all funded. In our future filings, commencing with our 2011 Form 10-K, we will provide a full definition of amounts included in our backlog as follows:

Total backlog includes both funded (unfilled orders for which funding is authorized, appropriated and contractually obligated by the customer) and unfunded backlog (firm orders for which funding has not been appropriated and/or contractually obligated by the customer). Curtiss-Wright is a subcontractor to prime contractors for the vast majority of our government business; as such substantially all amounts in backlog are funded. Backlog excludes unexercised contract options and potential orders under ordering-type contracts (e.g. Indefinite Delivery / Indefinite Quantity). Backlog is adjusted for changes in foreign exchange rates and is reduced for contract cancellations and terminations in the period in which they occur.

With respect to the cancellation of previously reported backlog, there were no cancellations resulting in material adjustments to reported backlog in our 2010 Form 10-K. In future filings, if material, we will disclose the effects of any cancellations to backlog.

Revenue Recognition, page 42

2.       In future filings, if material, please disclose the effects to revisions to your estimates of completion. Refer to ASC 605-35-50-9

Response

We acknowledge the Staff’s comments. There were no revisions to our estimates of completion that were material to recognized revenue in our 2010 Form 10-K. In future filings, if material, we will disclose the effects of revisions to our estimates of completion.

Receivables, page 61

3.       If receivable amounts include amounts due under long-term contracts, state separately in the balance sheet or in a note to the financial statements the following amounts:

•         Balances billed but not paid by customers under retainage provisions in contracts.

•         Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of principal items comprising such amount.

•         With respect to retainages and other unbilled amounts, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage are expected to be collected.

Response

We acknowledge the Staff’s comments. There were no material billed or unbilled receivable amounts subject to retainage provisions or uncertainty concerning their determination or ultimate realization in our 2010 Form 10-K. In future filings, if material, we will make the appropriate disclosures.

With respect to retainages and other unbilled amounts which are expected to be collected after one year, please note, Footnote 3 on page 61 of our 2010 Form 10-K states “Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.”

Inventory, page 61

4.       In future filings please provide the footnote disclosure concerning long-term contracts required by items (i) and (ii) of Rule 5-02 (6)(d)) of Regulation S-X.

Response

We acknowledge the Staff’s comments. In our future filings, commencing with our 2011 Form 10-K, we will expand our inventory footnote as follows:

As of December 31, 20XX and 20XX, inventory also includes capitalized contract development costs of $XX million and $XX million, respectively, related to certain aerospace and defense programs. These capitalized costs will be liquidated as production units are delivered to the customer. As of December 31, 20XX and 20XX, $XX million and $XX million, are scheduled to be liquidated under existing firm orders.

Please note, additional relevant disclosure can be found within our Summary of Significant Accounting Policies, Pre-Contract Costs, page 52 of our 2010 Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Liquidity and Capital Resources, page 39

5.       You state on page 40 of your 2010 Form 10-K that you were in compliance with your debt covenants. However, you are silent in your quarterly reports whether you were in compliance. Please tell us and disclose in future filings whether you were in compliance with your debt covenants.

Response

We acknowledge the Staff’s comments. We were in compliance with all debt covenants throughout 2011. We will provide this disclosure in our 2011 Form 10-K and our future quarterly filings on Form 10-Q.

In connection with responding to your comments, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (973) 541-3710, or in my absence, Glenn Coleman at (973) 541-3720.

Very truly yours,
/s/ Glenn E. Tynan
Glenn E. Tynan, VP Finance and
Chief Financial Officer